

Mail Stop 6010

July 28, 2008

John A. Scarlett, M.D.
Chief Executive Officer
Tercica, Inc.
2000 Sierra Point Parkway, Suite 400
Brisbane, CA 94005

> **Re:** **Tercica, Inc.**
> **Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed July 3, 2008**
> **File No. 0-50461**
>
> **Preliminary Transaction Statement on Schedule 13E-3**
> **Filed July 3, 2008**
> **File No. 5-79780**

Dear Dr. Scarlett:

We conducted a limited review of your filing. Our review was limited to legal issues and did not include a review of the financial statements and disclosures related to accounting issues. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1. We note that Suraypharm, S.A.S, a wholly-owned subsidiary of Ipsen, and a current shareholder of Tercica may appear to be an affiliate engaged in the transaction for purposes of Rule 13e-3. While we note some disclosure has been

provided for that entity, it is not listed as a filing person. See Section II.D.3. of the Current Issues Outline dated November 14, 2000 available on our website at www.sec.gov. Please provide an analysis explaining why Suraypharm should not be identified as a filing person on the Schedule 13E-3.

Schedule 14A
General

2. We note your disclosure indicating that shareholders may vote by telephone or via the Internet. We remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone and information posted on the Internet must be filed under the cover of Schedule 14A. Please refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Going-Private Transaction, page 1

3. We note your disclosure that "[c]ertain affiliates of the Purchaser, including Ipsen, collectively beneficially owned an aggregate of approximately 42.7% of Tercica's outstanding common stock as of June 15, 2008, including shares of Tercica common stock issuable upon exercise of a warrant and conversion of convertible notes." We also note your disclosure on page 95 that "Ipsen and affiliated entities," including Suraypharm, a wholly-owned subsidiary of Ipsen, beneficially owned as of June 15, 2008, 66.9% of the company's common stock. Please explain the discrepancies to us or revise your disclosure accordingly.

Opinion of Financial Advisor to Tercica's Special Committee, page 3

4. Please disclose the amount of Lehman Brother's fee for its opinion and the amount by which the fee will increase if the merger is completed.

Interests of Our Directors and Executive Officers in the Merger, page 4

5. Please disclose in the summary section, preferably in tabular form, the total compensation and/or benefits, including cash and securities, to be received by each of your directors and executive officers, including compensation to be received by members of the Special Committee, in connection with the merger transaction.

"If the merger is not completed, our business could be harmed and our. . . .," page 13

6. You state that you have incurred and will continue to incur significant expenses related to the merger. Please disclose the total amount you have incurred to date

related to the merger as well as how much in expenses you expect to incur related to the merger.

7. We note your disclosure that if the merger is not completed, concerns about your viability are likely to increase and thereby make it more difficult to retain employees and maintain existing businesses. To the extent, you have experienced difficulties retaining employees and maintaining existing businesses and strategic relationships, please describe how such difficulties have impacted your business and operations.

Transactions with Ipsen and its Affiliates, page 15

8. We note your use of U.S. dollars and Euros with regard to your discussion of your various agreements with Ipsen in this section. For example, in discussing the amount of the Second Convertible Note, you use Euros whereas in discussing the amounts of the other related convertible notes, you use U.S. dollars. Please revise your disclosure so that your disclosure consistency uses U.S. dollars or Euros throughout.

9. You indicate in the first full paragraph on page 16 that the amount delivered to you by Ipsen for the First Convertible Note was offset by the amount you were obligated to pay Ipsen as upfront license fee under the Somatuline License. Please disclose the amount of your obligation to Ipsen. Similarly on the same page you state that you were obligated to pay a milestone payment to Ipsen under the Somatuline License agreement. Please disclose the amount of that milestone payment.

10. Please also disclose the total amount of any milestone or other payment you could be obligated to pay to Ipsen under the License Agreements.

Genentech Purchase Agreement, page 21

11. Please disclose the purchase price for the Pro Rata Purchase Rights Ipsen exercised related to the Genentech Closing.

Background of the Merger, page 24

12. Please note that each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13E-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. To the extent it has not already done so, please revise to summarize all the presentations made by the financial advisors

as well as counsel for the company, the Ipsen Parties or the Special Committee, and file all relevant written materials, spreadsheets, talking papers, board books, drafts, summaries or outlines as exhibits to the Schedule 13E-3.

13. You disclose on page 24 that following the board of directors meeting on January 24, 2008, Ipsen requested Goldman Sachs to perform "certain illustrative financial analyses" relating to the proposed transaction. We note your disclosure that Goldman Sachs provided an illustrative discounted cash flow analysis for Tercica. Please also disclose what other "certain illustrative financial analyses" Goldman Sachs prepared for Ipsen.

14. You indicate on page 25 that throughout the first quarter of 2008, Ipsen's senior management continued its internal consideration of the advantages and disadvantages of the strategic alternatives that had been identified in January and February. Please disclose the strategic alternatives that was considered as well as the advantages and disadvantages of such strategic alternatives and why each of the strategic alternatives were ultimately rejected by management to further pursue.

15. Throughout this section, you disclose that "certain members of our [Tercica] management team . . . held meetings to discuss the possibility of a business combination with Ipsen. Please identify those certain members of management who attended in the meetings.

16. You indicate on the last full paragraph on page 26 that the Special Committee at its first meeting on April 24, 2008 considered "the possibility and feasibility of soliciting alternative bids or conducting another of 'market check,' such as a 'go shop," in light of Ipsen's ownership position . . . ." Please expand why the Special Committee ruled out soliciting alternative bids as well as other alternatives identified by the committee.

17. You indicate in the carryover paragraph on page 27 that on April 24, 2008 the Special Committee determined that it should indicate to Mr. Belingard that the Special Committee viewed the appropriate price range as in the "double-digits." Please expand your disclosure to explain how the committee came to this conclusion.

18. Please also explain what range in the doubt-digits the committee considered was an appropriate range. Additionally, please explain how the committee was able to conclude that the offer price of $9.00 was in the best interest and fair to the unaffiliated shareholders.

19. You indicate that "[w]hile members of the Special Committee may have had communications among themselves that are not described in this background, the meetings of the Special Committee and calls in which all members of the Special Committee participated are described therein." Please revise your disclosure to identify the informal meeting dates between members of the Special Committee as well as the members themselves and disclose the material portions of those meetings.

20. You indicate in the carryover paragraph on page 28 that the "Special Committee's counterproposal would not include a definitive price but rather a case, built upon the business plan and Cost Savings Document, for Ipsen to raise its [$8.00] offer." Please explain how the committee came to this conclusion.

21. You disclose that the Special Committee believed that Ipsen was unlikely to commence a non-consensual tender offer. Please explain the basis for the committee's belief.

22. You indicate in the third paragraph on page 28 that Dr. Barkas and Mr. Belingard "focused upon a process that would lead to subsequent discussions regarding valuations." Please explain and describe what that process entailed and how it would lead to subsequent discussions regarding valuations.

23. You also state that in the third paragraph on page 28 that the Special Committee believed that Ipsen commencing a non-consensual tender offer made to Tercica's stockholders would not be in the best interests of the either Ipsen or the company. Please explain the basis for this belief.

24. You indicate in the fourth paragraph on page 28 that the 2008-2012 business plan provided by you included a number of projections that were updated from the 2007 business plan and raised certain questions for Ipsen, each of which Ipsen found significant and considered in formulating its further approach to the proposed merger transaction. Please identify the projections that were updated. Please also explain what certain questions that Ipsen identified as being significant.

25. You state that the Special Committee instructed your financial advisors to revise the 2008-2012 business plan for a "delay case" in respect of certain product approval. For the benefit of your readers, please explain what you mean by delay-case and what certain product approvals the committee was referring to in asking for the update to the business plan.

26. Please identify the certain potential risks associated with Tercica's products under development that Ipsen considered would result in lower projected revenues,

margins and operating incomes if such risks were realized. Please also identify the product candidates that were the subject of the discussions.

27. Please revise your disclosure to include the material portions of the discussions held by members of the respective parties' management teams on May 19 and May 20, 2008.

28. You discussion in the last paragraph on page 29 indicates that the Special Committee determined that Dr. Barkas should convey to Mr. Belingard that should Ipsen desire to retain management or other employees, Ipsen must fully bear the price of such retention. We also note your disclosure on page 56 that current officers of the company will be the officers will be the initial officers of the surviving corporation. Please revise this background section to disclose when discussions related to officer or other employee retentions were discussed as well as the material portions of those discussions.

29. Please identify and discuss the initial list of key issues raised by the draft merger agreement Cooley and Morris Nichols conveyed to Freshfields.

30. You indicate that the Special Committee's views on key open issues were discussed at the June 2, 2008 meeting. Please identify and discuss what those items were.

Reasons for the recommendation of the Special Committee, page 33

31. Please expand your disclosure in the first bullet on page 33 regarding the company's business, operations, financial condition, results of operations and prospects as factors behind the Special Committee's decision to recommend the merger. Please quantify to the extent practicable.

32. We note your reference to other strategic alternatives, including remaining as a stand-alone entity. If you considered this alternative, please revise your "Background of the Merger" to discuss the meetings in which they were considered and why the Special Committee decided not to pursue it. Your discussion should include a specific explanation as to why the Special Committee believes the merger is more favorable to unaffiliated shareholders than the alternative of being a stand-alone entity.

33. You indicate in the third bullet point on page 33 that the Special Committee considered as a potentially positive factor the current financial projections of the company, including the "risk related to the achievement of such projections in light of Tercica's prior history or achieving its projections and current market conditions." Please expand your disclosure to discuss the company's history in

achieving its projections and its failure to meet any projections and how any failure materially impacted your business. Please also expand your discussion to what you mean by current market conditions and how it impacted the Special Committee's recommendation to approve the merger agreement and related transaction.

34. Please expand the fourth bullet point on page 33 to disclose the volume-weighted-average closing share price during the three and six months preceding June 3, 2008.

35. We note your disclosure in the fourth bullet in the first paragraph on page 35 that a countervailing factor the Special Committee considered was that the company would not take "a number of actions related to the conduct of [y]our business." Please explain what actions you will not take as a result of entering into the merger agreement and why you view such actions as countervailing.

36. Please explain the basis for the Special Committee's belief that the net book value did not fully reflect the value of your company as a going concern. Please also disclose what the net book value is in this discussion.

Opinion of the Financial Advisor to Tercica's Special Committee, page 36

37. Please revise the second paragraph to describe the procedures followed, assumptions made, matters considered, and limitations rather than referring to the opinion. In addition, please revise page 3 to reference this section rather than the opinion.

Comparable Company Analysis, page 37

38. We note your discussion relating to your financial advisor's criteria to determine the companies they used in the comparable company analysis. If there were companies/transactions that met the criteria but were excluded from the analyses, please disclose this information and explain why they were not included in the analyses.

39. Please explain how the financial advisors used the multiples to calculate the range value per share.

Comparable Transaction Analysis, page 40

40. We note the transactions used in this analysis were "based on the similarity of the target companies in the transactions to Tercica in the size and other characteristics of their businesses." Please disclose in more detail the criteria used to determine

the transactions used in this analysis. If any transaction met the criteria but was excluded from the analysis, please identify the transaction and explain why it was excluded. Please also provide similar disclosure related to the "Transaction Premium Analysis" on page 39.

41. Please explain how you used the multiples to calculate the range value per share.

General, page 41

42. Please state in the fourth full paragraph on page 42 the amount of Lehman Brothers' fees attributable to the opinion and the amount by which the fee will increase if the merger is completed.

Ipsen Parties' Purpose and Reasons for the Merger of Merger Sub and Tercica, page 43

43. Please expand your disclosure to explain why the transaction was undertaken at this time.

Position of the Ipsen Parties as to the Substantive and Procedural Fairness of the Merger to Tercica's Unaffiliated Stockholders, page 44

44. We note the disclosure that Ipsen did not consider whether the merger consideration constitutes fair value in relation to Tercica's liquidation value and further that Ipsen did not give consideration to Tercica's net book value because Ipsen believes those measures do not reflect or have any meaningful impact on the market value of Tercica's common stock. Please explain the basis of Ipsen's belief for these conclusions.

Voting Agreements, page 48

45. We note your disclosure that "certain Tercica stockholders, including certain officers and members of Tercica's board of directors who are not members of the Special Committee" entered into voting agreements and delivered irrevocable proxies related to the merger agreement to be considered at your shareholders' meeting. Please identify those officers and member of your board that entered into those voting agreements.

Positions with the Surviving Corporation, page 56

46. We note your disclosure that the officers of Tercica at the effective time of the merger will be the initial officers of the surviving corporation. To the extent known, please elaborate which officers of the Tercica will continue on as initial officers of the surviving corporation.

Material United States Federal Income Tax Consequences of the Merger, page 59

47. Please revise to discuss the federal tax consequences of the Rule 13e-3 transaction on the subject company and other Rule 13e-3 filing persons.

Conditions to the Merger, page 76

48. Please revise your disclosure to indicate which conditions may be waived.

Business Plan, page 81

49. We note your disclosure that in calculating the revenue projections from 2008 to 2012, you indicate on page 84 that additional assumptions regarding your products and product candidates as basis for projections included in the 2008-2012 business plan. Please revise this section to include those assumptions, if material.

* * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons and their respective management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Song Brandon at (202) 551-3621 or me at (202) 551-3710 with any questions. In the alternative, you may contact Celeste Murphy, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3257.


Sincerely,

Jeffrey Riedler
Assistant Director


cc: Suzanne Sawochka Hooper, Esq.
   Chadwick L. Mills, Esq.
   Cooley Godward Kronish LLP
   Five Palo Alto Square
   3000 El Camino Real
   Palo Alto, CA 94306